SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

FortuNet, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

34969Q100

(CUSIP Number)

Michael J. Bonner Eric T. Blum Greenberg Traurig, LLP 3773 Howard Hughes Parkway Suite 400 North Las Vegas, Nevada 89169 Phone: (702) 792-3773 Fax: (702) 792-9002	Brian H. Blaney Greenberg Traurig, LLP 2375 East Camelback Road Suite 700 Phoenix, Arizona 85016 Phone: (602) 445-8000 Fax: (602) 445-8603

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 15, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34969Q100

1.	Names of Reporting Persons. The Yuri Itkis Gaming Trust of 1993 (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,266,500 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,266,500 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,266,500 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 74.8%

14.	Type of Reporting Person (See Instructions) OO

(1)          Yuri Itkis is the sole trustee and beneficiary of The Yuri Itkis Gaming Trust of 1993.  The subject securities were acquired and are owned by The Yuri Itkis Gaming Trust of 1993 but may be considered beneficially owned by Mr. Itkis.  Accordingly, The Yuri Itkis Gaming Trust of 1993 and Mr. Itkis may be deemed to have shared voting and dispositive power over the shares which are owned by The Yuri Itkis Gaming Trust of 1993.

CUSIP No. 34969Q100

1.	Names of Reporting Persons. Yuri Itkis (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,266,500 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,266,500 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,266,500 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 74.8%

14.	Type of Reporting Person (See Instructions) IN

(1)          Yuri Itkis is the sole trustee and beneficiary of The Yuri Itkis Gaming Trust of 1993.  The subject securities were acquired and are owned by The Yuri Itkis Gaming Trust of 1993 but may be considered beneficially owned by Mr. Itkis.  Accordingly, The Yuri Itkis Gaming Trust of 1993 and Mr. Itkis may be deemed to have shared voting and dispositive power over the shares which are owned by The Yuri Itkis Gaming Trust of 1993.

CUSIP No. 34969Q100

1.	Names of Reporting Persons. YI Acquisition Corp. (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0%

14.	Type of Reporting Person (See Instructions) CO

(1)          The Yuri Itkis Gaming Trust of 1993 is the sole stockholder of YI Acquisition Corp.

This Amendment No. 1 to Schedule 13D relating to shares of common stock, $0.001 par value per share (the “Shares”), of FortuNet, Inc., a Nevada corporation, amends the Schedule 13D filed by Yuri Itkis, an individual and a citizen of the United States of America, and The Yuri Itkis Gaming Trust of 1993, a trust (the “Trust”) and YI Acquisition Corp., a Nevada corporation ("YI Acquisition" and together with Yuri Itkis and the Trust, the “Reporting Persons”), with the Securities and Exchange Commission on November 23, 2009 for the purpose of amending Item 4 (Purpose of Transaction) and Item 7 (Material to be Filed as Exhibits).  The information below supplements the information previously reported.

Item 4.	Purpose of Transaction.

On January 15, 2010, the Trust issued a press release, a copy of which is filed with this Amendment No. 1 as Exhibit A.  The contents of the press release are incorporated by reference into this Item 4. In the press release, the Trust announced that it has commenced a tender offer to acquire all outstanding Shares not already owned by the Trust for $2.25 per share net to the seller in cash.

Item 7.	Material to be Filed as Exhibits.
Exhibit A Press Release dated January 15, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2010

The Yuri Itkis Gaming Trust of 1993

/s/	Yuri Itkis
By:	Yuri Itkis
Its:	Trustee

/s/	Yuri Itkis
Yuri Itkis, Individually

YI Acquisition Corp.

/s/	Yuri Itkis
By:	Yuri Itkis
Its:	President

EXHIBIT A

THE YURI ITKIS GAMING TRUST COMMENCES TENDER

OFFER TO PURCHASE REMAINING
PUBLIC STAKE IN FORTUNET, INC.

Offer Price Increased To $2.25 in Cash per Share

LAS VEGAS, January 15, 2010—The Yuri Itkis Gaming Trust of 1993 (the “Trust”) announced today that it has commenced a tender offer to purchase all of the outstanding shares of Common Stock of FortuNet, Inc. (NASDAQ:FNET) not already owned by the Trust for $2.25 in cash per share.  The increased offer price represents a 32% increase over the originally announced price of $1.70 per share, a premium of approximately 76% over the closing price of the shares on November 20, 2009, the last full trading day prior to the first public announcement of the Trust’s intended offer, and a premium of approximately 69% above the average closing price of the shares for the 20 trading days immediately preceding November 20, 2009.

The Trust’s decision to increase the offer price follows discussions between representatives of the Trust and certain members and representatives of the special committee of independent members of the Board of Directors of FortuNet, Inc. appointed to review the Trust’s offer.

The necessary filings with the Securities and Exchange Commission in connection with the tender offer are being made today, and the offer documents will be mailed promptly to FortuNet stockholders.

ABOUT FORTUNET, INC.

According to its website, FortuNet, together with its wholly owned subsidiaries, Millennium Games, Star Bingo Holdings, LLC, and Star Bingo Supply, LLC, is engaged primarily in the business of designing, manufacturing, field maintenance of, and leasing electronic gaming and entertainment systems throughout North America.  FortuNet derives substantially all of its revenues from the gaming industry in the United States and Canada.

NOTICE TO FORTUNET STOCKHOLDERS

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer is made solely through the Offer to Purchase and the related Letter of Transmittal, which will be mailed to shareholders of FortuNet.  The Trust is not aware of any jurisdiction in which the making of the tender offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Trust becomes aware of any valid state statute prohibiting the making of the tender offer or the acceptance of common stock pursuant to the tender offer, it will make a good faith effort to comply with the statute or seek to have the statute declared inapplicable to the tender offer. If, after a good faith effort, the Trust cannot comply with the statute, it will not make the tender offer to, nor will it accept tenders from or on behalf of, holders of common stock in the applicable state. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.